

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop: 3628

June 30, 2017

<u>Via E-mail</u>
Andrew Kang
President and Chief Executive Officer
Santander Drive Auto Receivables LLC
1601 Elm Street, Suite 800
Dallas, TX 75201

> **Re: Santander Drive Auto Receivables Trust 2014-2**
> **Santander Drive Auto Receivables Trust 2014-3**
> **Santander Drive Auto Receivables Trust 2014-4**
> **Forms 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **File Nos. 333-192513-01, 333-192513-02 and 333-192513-03**

Dear Mr. Kang:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel
Office of Structured Finance

cc: John Ruckdaschel, Santander Consumer USA Inc.
Angela Ulum, Mayer Brown LLP